SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 (Amendment No. 1)

Under the Securities Exchange Act of 1934

NOBLE ROMAN’S, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

655107100
(CUSIP Number)

BT Brands, Inc.
Gary Copperud
405 Main Avenue West, Suite 2D,
West Fargo, North Dakota 58078
(307) 223-1663
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 655107100

(1)	Names of reporting persons: Gary Copperud
(2)	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
(3)	SEC use only.
(4)	Source of funds: PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 176,031
	(8)	Shared Voting Power:
	(9)	Sole Dispositive Power: 176,031
	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 176,031
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.8*
(14)	Type of Reporting Person (See Instructions) IN

* Based on 22,215,512 shares of common stock outstanding as of October 29, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 9, 2022 (the “Form 10-Q”).

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CUSIP No.: 655107100

(1)	Names of reporting persons: BT Brands, Inc.
(2)	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
(3)	SEC use only.
(4)	Source of funds: WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Wyoming

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 1,261,153
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 1,261,153
	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,261,153
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): .768
(14)	Type of Reporting Person (See Instructions) CO

* Based on 22,215,512 shares of common stock outstanding as of October 29, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 9, 2022 (the “Form 10-Q”).

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Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to shares of common stock, no par value (“Common Stock”), of Noble Roman’s, Inc., an Indiana corporation (the “Issuer”). The principal offices of the Issuer are located at 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

Item 2. Identity and Background

(a) Name

This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”):

(i) BT Brands, Inc., a corporation organized under the laws of the State of Wyoming (“BTB”); and

(ii) Gary Copperud, an individual resident of Utah, United States of America (“Mr. Copperud”).

Mr. Copperud is the Chief Executive Officer and a Director of BTB

Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 4 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are making a joint filing.

(b) Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is:

(i) BTB: 405 West Main Avenue, Suite 2D, West Fargo, North Dakota 58078

(ii) Mr. Copperud: 405 West Main Avenue, Suite 2D, West Fargo, North Dakota 58078

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of BTB is the ownership and operation of restaurants and food service businesses. BTB files reports with the Securities and Exchange Commission and its shares of common stock and warrants to purchase shares of common stock are traded on The Nasdaq Stock Market.

Principal occupation of Mr. Copperud is the Chief Executive Officer and a Director of BTB. BTB’s principal address is 405 West Main Avenue, Suite 2D, West Fargo, North Dakota 58078.

(d) Criminal Convictions

During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

(i) BT Brands, Inc. is a corporation organized under the laws of the State of Wyoming.

(ii) Gary Copperud is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock purchased by BTB were purchased with working capital. The aggregate purchase price of the 1,261,153 shares of Common Stock beneficially owned by BTB is approximately $284,621 (including brokerage commissions and transaction costs).

The shares of Common Stock purchased by Mr. Copperud were purchased with personal funds. The aggregate purchase price of the 176,031 shares of Common Stock beneficially owned by Mr. Copperud is approximately $37,568 (including brokerage commissions and transaction costs).

The 1,261,153 shares of Common Stock beneficially owned by BTB and the 176,031 shares of Common Stock beneficially owned by Mr. Copperud may be referred to as the “Shares.”

Item 4. Purpose of Transaction

The purpose of this amendment to Schedule 13D ("Amendment") originally filed by the Reporting Persons on November 28, 2022 (the "Original Filing") is to report that as of February 16, 2023, BTB had acquired a net additional 288,202 shares of Common Stock (after deducting 770 shares of Common Stock that it sold during the period) (the "Additional Shares"), equal to approximately one percent (1%) of the outstanding shares of Common Stock, since the date of the Original Filing. A further purpose for filing this Amendment is to provide an update on the Reporting Persons' activities concerning the Issuer.

The Reporting Persons intend to seek to obtain information from the Issuer as provided under Indiana law, including information regarding the critical audit matter communicated to the Board of Directors. We note that the Issuer has established an Independent Audit Committee, which is required for exchange-listed companies and is generally considered a preferred practice. In addition to seeking information, we expect to pursue the removal of the “staggered” Board provision of the Company’s bylaws and to put forth one or more nominees for election to the Issuer’s Board of Directors.

Reviewing the Issuer's periodic reports filed with the Securities and Exchange Commission, the Reporting Persons observed that the Issuer had obtained loans from third parties at high-interest rates. BTB believes the Issuer could achieve profitability if it refinanced existing debt and made other reasonable modifications to its business and operations. BTB believes that the Common Stock's market price will benefit from refinancing and modifications, benefiting all of the Issuer's shareholders, including BTB.

As noted in the Original Filing, the Reporting Persons engaged in discussion with a member of the Board of Directors of the Issuer, including a discussion by the Reporting Persons (and certain of their affiliates) as to possible approaches to refinance on better terms the Issuer's approximate $8.5 million senior secured promissory note bearing a current interest at the rate estimated to be approximately 17% per annum. Beginning in February 2023, the Company’s senior debt, “Corbel Note,” requires Issuer to make minimum monthly payments of approximately $33,333, in addition to current interest. Over the next 24 months, the aggregate monthly required payments exceed the Company's on-hand cash. Issuer cash was reflected in its most recent SEC Filings as $742,989 before a required February note payment of $125,000; if made, this payment further reduced the cash balance. Given the recent increase in the floating LIBOR, the 3% payment-in-kind (“PIK”) interest accruing under the Corbel Note may result in a minimal reduction or a possible negative amortization of the Corbel Note loan balance. Based on the current LIBOR, the required loan payments will rapidly consume the Company's available cash balance.

Since the original filing date, BTB has sent correspondence to each member of the Board of Directors and the entire Board of the Issuer. Among other things, correspondence to the Board noted the financial expertise of the independent directors and their ability to evaluate the financial and liquidity issues of the Company, including the proposals of BTB. In its most recent correspondence to the Issuer on February 13, 2023, BTB offered to lend the Issuer $2 million for two years at a fixed rate of 5%, with the amount advanced being used to pay down the balance on Corbel Note. The Corbel Note carries a variable interest currently estimated at approximately 17% per year. A $2 million paydown of the existing senior debt would reduce net annual interest costs by approximately $250,000. BTB believes reducing interest expense will contribute to the Issuer achieving profitability. BTB offered to work with the Issuer introducing the Issuer to investment bankers to facilitate senior debt refinancing. BTB noted that refinancing the current debt, depending on the final terms, could reduce the annual interest cost by more than $800,000. In consideration of its loan to the Issuer, BTB proposed that the Issuer grant BTB the right to designate two new representatives as additional members to the Issuer's Board of directors. The Issuer, through its chief financial officer, declined BTB's offer without entering into discussions with BTB regarding its proposals.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer (the “Board”), price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, from time to time, take such actions with respect to their investment in the Issuer as they deem appropriate, including purchasing additional shares of Common Stock or selling some or all of their Shares. In addition, the Reporting Persons (or their affiliates) are considering engaging, and may engage, in communications and discussions with the Issuer, members of the Board and management of the Issuer, other current or prospective shareholders of the Issuer, investment and financing professionals, industry analysts and other interested parties regarding a variety of matters relating to the Issuer, including operations, strategy, plans or prospects, financial performance, corporate governance, management, accounting and other matters. Such communications and discussions may also relate to one or more potential extraordinary corporate transactions involving the Issuer, including a possible change of control, business combination or other strategic transaction involving the Issuer (such as a merger, tender offer, reorganization, sale of a material amount of assets or similar transaction), potential changes to the composition of the Board or management of the Issuer, as well as potential changes to the strategic direction, capitalization or governance of the Issuer. The Reporting Persons (or their affiliates) may submit to the Issuer proposals relating to such matters and may take other steps seeking to bring about changes to increase shareholder value of the Issuer. There can be no assurances that any such proposals will be submitted or that any transaction will result from any such discussions or proposals. The Reporting Persons (or their affiliates) are under no obligation to propose or consummate any transaction.

Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or result in certain of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, as described above, as of the date of this filing, the Reporting Persons do not have any definitive plans or proposals that relate to or would result in any such matters, except to the extent described herein.

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Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares reported owned by each person named herein is based upon 22,215,512 shares of Common Stock outstanding as of October 29, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 9, 2022 (the “Form 10-Q”).

As of the close of business on the date hereof, BTB individually beneficially owned 1,261,153 shares of Common Stock, constituting approximately 5.68% of all of the outstanding Shares.

As of the close of business on the date hereof, Mr. Copperud individually beneficially owned 176,031 shares of Common Stock, constituting approximately 0.79% of all outstanding Shares.

Mr. Copperud owns 1,028,540 shares of common stock of BTB (including securities exercisable for or convertible shares into shares of BTB common stock within 60 days of the date hereof), representing approximately 15.63% of the outstanding shares of common stock of that company.

The Reporting Persons, in the aggregate, beneficially own 1,437,454 shares of Common Stock, constituting approximately 6.47% of the outstanding Shares.

(b) BTB has sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 1,261,153 shares of Common Stock held by BTB.

Mr. Copperud has sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 176,031 shares of Common Stock held by him.

(c) Since the Original Filing, BTB purchased shares of Common Stock as follows:

Date	Number of Shares Purchased	Price Per share	Aggregate Purchase Price
12/07/2022	12,500	0.21	2,631.95
12/09/2022	10,000	0.21	2,106.95
12/09/2022	7,500	0.2146	1,616.45
12/12/2022	5,000	0.21	1,056.95
12/12/2022	10,000	0.21	2,106.95
12/13/2022	10,000	0.21	2,106.95
12/13/2022	10,000	0.21	2,106.95
12/13/2022	9,000	0.21	1,896.95
12/28/2022	51,739	0.22	11,389.53
12/29/2022	20,000	0.235	4,706.95
12/30/2022	10,000	0.255	2,556.95
12/30/2022	2,500	0.255	644.45
12/30/2022	2,000	0.2675	541.95
01/06/2023	2,500	0.28	706.95
01/06/2023	2,500	0.3013	760.20
02/06/2023	10,000	0.265	2,656.95
02/08/2023	3,733	0.337	1,264.97
02/16/2023	27,500	0.35	9,631.95
02/16/2023	10,000	0.35	3,506.95
02/16/2023	10,000	0.35	3,506.95
02/16/2023	84,16	0.35	2,952.55
02/16/2023	50,000	0.37	18,506.95
02/16/2023	2,500	0.36	906.95
02/16/2023	1,584	0.35	554.40

Since the Original Filing, BTB sold shares of Common Stock as follows:

Date	Number of Shares Sold	Price Per Share	Aggregate Sale Price
12/29/2022	770	0.24	177.75

(d) No Person other than the Reporting Persons have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated November 28, 2022, a copy of which was filed with the Original Filing.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement to Schedule 13D by and between BT Brands, Inc. and Gary Copperud dated as of November 28, 2022 filed with the Original Filing.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023

BT BRANDS, INC.

By:	/s/ Gary Copperud
Name:	Gary Copperud
Title:	Chief Executive Officer

GARY COPPERUD

/s/ Gary Copperud

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